245 South Executive Drive, Suite 100 Brookfield, WI 53005 T (414) 290-0190

March 17, 2025

Office of Manufacturing

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: REV Group, Inc.

Form 10-K for the Fiscal Year Ended October 31, 2024
Form 8-K furnished December 11, 2024

File No. 001-37999

Dear Ms. Erlanger and Mr. Woody:

This letter is submitted on behalf of REV Group, Inc. (the “Company”) in response to the comments from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated March 3, 2025, with respect to the Company’s above-referenced Form 10-K (the “Form 10-K”) and Form 8-K (the “Form 8-K”). For convenience, these comments are reproduced below in italics, followed by the Company’s responses.

Form 10-K for the Fiscal Year Ended October 31, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 36

1.	Please revise your discussion of the results and operations to quantify significant factors that contributed to the change in the line item being discussed. For example, we note your disclosure in the Specialty Vehicles Segment discussion that in 2024, the increase in net sales was primarily due to price realization and increased shipments of fire apparatus and ambulance units, partially offset by lower shipments of terminal trucks. Also, you disclose that the increase in Adjusted EBITDA in the Specialty Vehicles segment was primarily related to price realization, a favorable mix of fire apparatus, and increased shipments of fire apparatus and ambulance units, partially offset by inflationary pressures and lower shipments of terminal trucks. Without quantification, it is difficult to put into context the relative contribution each of those factors had on the change in revenue or Adjusted EBITDA. Please revise accordingly throughout your MD&A results of operations discussion. See guidance in Item 303(b) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and the guidance in Item 303(b) of Regulation S-K, which requires inclusion of a discussion in the MD&A in both quantitative and qualitative terms where the financial statements reflect material changes on a period-over-period basis.  The Company advises the Staff that it believes it has provided in its MD&A an appropriate discussion and analysis of the significant factors that contributed to the change in the various line items being discussed such that readers have all material information necessary to understand the results of operations and financial condition of the Company.  Upon further review of the statements in the Staff’s comment, the Company respectfully advises the Staff that its product offerings, particularly in the Specialty Vehicles segment, are in most cases customized to specific customers’ orders and specifications, in contrast to many other companies that sell more standard configurations of product SKUs.  This customization, which is a core part of the Company’s business model, makes it difficult to employ traditional pricing analytical methodologies and quantify precisely the impact that pricing, product mix and shipments have on the period over period changes in both net sales and Adjusted EBITDA. Nonetheless, management has sufficient internal data to directionally understand performance of these factors when evaluating the period over period performance of the business, which is why the Company has included a qualitative discussion of these factors in the MD&A.  The Company advises the Staff that it will continue to evaluate the underlying drivers in these period over period changes in future filings with the Commission and, where the Company views the quantitative impact to be material to the reader, the Company will include an appropriate quantitative discussion of those factors such that in all cases readers will have all material information necessary to understand the results of operations and financial condition of the Company.

Adjusted EBITDA and Adjusted Net Income, page 43

2.	We note that in the reconciliations of net income to Adjusted EBITDA and adjusted net income, there is an adjustment (d) for restructuring related costs. We further note from the disclosure in footnote (d) that this adjustment reflects costs that are directly attributable to restructuring activities that do not meet the definition of, or qualify as, restructuring costs under ASC 420, Exit or Disposal Cost Obligations. In light of the fact that the costs do not meet the definition of restructuring costs under ASC 420, please explain to us why you believe these amounts do not represent normal operating costs of your business. See guidance in Question 100.01 of the SEC Staff’s C&DI on Non-GAAP Financial Measures.

Response:

The Company respectfully acknowledges the Staff’s comment and the guidance in Question 100.01 of the Staff’s C&DI on Non-GAAP Financial Measures, which indicates that certain adjustments to a non-GAAP measure for normal, recurring expenses, although not explicitly prohibited, may result in a non-GAAP measure that is misleading. The Company advises the Staff that its management analyzes specific, incremental, non-recurring costs incurred in connection with restructuring and restructuring-like activities (e.g. reductions in force) to determine which of these costs qualify as restructuring costs and which do not, based on the guidance included in Accounting Standards Codification (“ASC”) 420, Exit or Disposal Cost Obligations. Management believes certain costs that do not meet the definition of restructuring costs under ASC 420 can still represent abnormal, non-recurring costs of the business, as such costs would not have otherwise been incurred had the restructuring or restructuring-like activity not been pursued, in each case in a manner that is consistent with the guidance in Question 100.01 of the Staff’s C&DI on Non-GAAP Financial Measures.

For example, as disclosed in Note 7 to the Audited Financial Statements included in the Form 10-K, during fiscal year 2024, the Company announced that it would discontinue manufacturing operations at, and close, its ElDorado National (California) (“ENC”) facility in Riverside, California. The full discontinuation of manufacturing operations and facility closure were expected to occur by the end of fiscal year 2024. As part of the shut-down plan, management decided to immediately discontinue production of the Company’s battery electric and fuel cell products. The inventory that had been purchased to build these product lines included components specific to the battery electric and fuel cell designs, which could not be used in the traditional diesel and compressed natural gas (“CNG”) buses, which ENC continued to produce through the facility closure date. Management quantified the amount of on hand inventory that had been purchased for these specific units and determined that the utility of this inventory had diminished given the inability to use it in the traditional diesel or CNG product lines that ENC continued to produce. As per the guidance included in ASC 330-10-35-1B, “when evidence exists that the net realizable value of inventory is lower than its cost, the difference shall be recognized as a loss in earnings in the period in which it occurs”. Based on this guidance, management recorded a loss in earnings during fiscal year 2024 equal to the difference between the cost of this inventory and its estimated net realizable value. Management reviewed ASC 420-10-S99-3 and acknowledges the Staff’s belief that “decisions about the timing, method, and pricing of dispositions of inventory generally are considered to be normal, recurring activities integral to the management of the ongoing business.” [Emphasis added]. However, given the facts and circumstances surrounding this specific situation, management does not believe these inventory charges represent a normal, recurring, operating cost of the business because the decision to discontinue manufacturing operations at ENC directly led to the Company’s inability to use the related inventory to its full utility, which resulted in a discrete, non-recurring, charge. Had the Company not decided to discontinue manufacturing operations at ENC, battery electric and fuel cell buses would have been produced and sold in the normal course of business and no such charge would have been required.

Notes to the Audited Financial Statements

Note 6. Divestitures, page 60

3.	We note that in January 2024, you sold all of the issued and outstanding shares of capital related to your Collins business for $309 million cash and recognized a $259 million gain on sale. We also note that in January 2024 you announced that you would discontinue manufacturing at your ENC facility and sold this facility in October 2024. In light of the fact that with the disposal of these two businesses, you appear to have exited entirely from the bus manufacturing business, please tell us how you evaluated the sale of the Collins business as a discontinued operation. As part of your response, please tell us why you believe the sale did not represent a strategic shift that has (or will have) a major effect on your operations and financial results. See guidance in ASC 205-20-45-1B and the examples in ASC 205-20-55-84 through 55-101.

Response:

The Company respectfully acknowledges the Staff’s comment. When evaluating Collins as a discontinued operation, management considered the guidance in ASC 205-20-45-1B and the examples in ASC 205-20-55-84 through 55-101, which indicate that, in order to qualify for reporting as a discontinued operation, a component that is disposed of must represent a strategic shift that has (or will have) a major effect on an entity’s operations and financial results.

We further note the FASB does not provide any bright lines or otherwise define the term “major”, so we understand judgement is required in this evaluation. We believe major to be a quantitatively high threshold based on the examples included in ASC 205-20-55-84 through 55-101 (understanding such examples do not establish bright lines or safe harbors), which is further substantiated by certain remarks made by a member of the Staff at the 2015 AICPA National Conference on Current SEC and PCAOB developments which indicated one of the FASB’s objectives with issuing the new guidance on reporting discontinued operations was to “make financial statements more meaningful by addressing concerns that too many disposals were qualifying for discontinued operations presentation.”

We note that there is no single financial metric that is determinative in concluding whether a component that is disposed of had a major effect on the Company’s financial results, so management considered several such metrics in its evaluation including Revenue, Total Assets, Pre-tax Income, and Adjusted EBITDA. Management considered historical and current results of Collins, noting that, on a four-year average basis, Collins represented the following percentage of the consolidated totals for each of these metrics: Revenue: 5%, Assets: 4%, Pre-tax Income: 24%, and Adjusted EBITDA: 13%. Management noted Collins’s Pre-tax Income represented a relatively higher percentage of consolidated pre-tax income in this four-year average time frame, which was influenced by significantly higher results achieved by Collins in fiscal year 2023. Based on our review of historical and expected future earnings trends alongside the future growth expectations for the Company’s other businesses, management believed the fiscal year 2023 results were not indicative of the longer-term contribution of Collins to the consolidated Company’s results. Excluding fiscal year 2023 from the average, Collins represented the following percentage of the consolidated totals for each of the relevant metrics: Revenue: 4%, Assets: 4%, Pre-tax Income: 13%, and Adjusted EBITDA: 10%. In management’s judgement, none of these metrics, considered separately or together, qualified as having a “major” impact on the consolidated results of the Company and we, therefore, concluded that Collins did not qualify as a discontinued operation.

Form 8-K furnished December 11, 2024

Exhibit 99.1 Earnings Release, page 1

4.	We note that on page 1 and 3 of your earnings release, you present guidance for non-GAAP measures such as Adjusted EBITDA, Adjusted Net Income and Free Cash Flow in terms of a range of amounts for fiscal year 2025. We also note that on the last page of the earnings release, you reconcile the forecasted amounts for Adjusted EBITDA and Adj Net Income but do not include a reconciliation for Free Cash Flow. Please revise future filings to include this reconciliation, or a note that you are relying on the exception provided by Item 10(e)(1)(i)(B) of Regulation S-K. See Guidance in Question 102.10(b) of the SEC Staff’s C&DI on Non-GAAP Financial Measures.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that future filings will include this reconciliation for Free Cash Flow or, in the alternative, include disclosure that the Company is relying on the exception referred to in the Staff’s comment above.

5.	We note your disclosure at the bottom of page 2 that Adjusted Free Cash Flow is calculated as net cash from operating activities of $53.4 million, excluding transaction expenses and income taxes associated with divestiture activities of $5.4 million and $71.0 million, respectively, minus capital expenditures of $27.6 million. Please explain to us why you believe that the transaction expense and income taxes associated with divestiture activities are appropriate adjustments to your Adjusted Free Cash Flow measure. As part of your response, please explain in more detail how management uses this measure. See guidance in Item 10(e)(1)(ii).

Response:

The Company respectfully acknowledges the Staff’s comment and notes that management uses the Free

Cash Flow measure, defined as Operating Cash minus Capital Expenditures, to provide a broad view of how effectively the Company is managing its capital expenditures and operating cash flow, which together give an indication of how well the Company’s earnings from its core operations are being converted into cash. Management believes investors find this metric useful, for the same reason.

Management believes the transaction expenses and income taxes associated with divestiture activities are appropriate adjustments to the Adjusted Free Cash Flow measure because such expenditures are not related to the core operating cash generated by the Company. In the opinion of management, including these significant, non-recurring, items in the measure would inappropriately skew historical and future free cash flow trends and comparability, and would negatively impact management’s, and an investor’s, ability to assess how well the core earnings and operations of the Company are being converted into cash.

Additionally, for GAAP reporting, the cash outflows associated with the transaction expenses and income taxes that have been removed from the Adjusted Free Cash Flow measure are reported within the operating section of the statement of cash flows, while the cash inflow created by the business disposal transaction is reported within the investing section. Since these cash outflows are directly attributable to, and caused by, the investing activity, management believes that including such items within the Adjusted Free Cash Flow metric (which does not include the investing activity) would create a misleading disconnect, from an investor’s perspective, regarding the true economics of the business disposal as well as the cash flows generated by operations.

Please feel free to contact me at the number listed above should you require any further information or clarification, or have any questions.

Sincerely,

/s/ Amy A. Campbell

Amy A. Campbell

Chief Financial Officer

REV Group, Inc.